Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wewisconsin 53204

February 13, 2025

VIA EDGAR TRANSMISSION

Mr. David Manion
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tidal Trust III (the “Trust”) Response to Accounting Comments Post-Effective Amendment No. 81 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23312; 333-221764

Dear Mr. Manion:

This correspondence responds to accounting comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on January 8, 2025, with respect to the Amendment and the Trust’s proposed two new series, the Intech S&P Large Cap Diversified Alpha ETF and the Intech S&P Small-Mid Cap Diversified Alpha ETF (each, a “Fund,” and together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

PROSPECTUS

1.	Please supplementally provide the Staff with a completed Fee Table and Expense example pre-effectively. In addition, provide the completed performance information for the Predecessor Fund to the Intech S&P Large Cap Diversified Alpha ETF Fee, as well as the performance information of the similarly managed accounts for the Intech S&P Small-Mid Cap Diversified Alpha ETF. Finally, provide the Staff the name of the Funds’ auditor.

Response: A copy of the fee table and Example is included in Exhibit A. In addition, the referenced performance information has been provided to the Staff under separate cover. Finally, the Funds’ auditor is Tait, Weller & Baker LLP.

STATEMENT OF ADDITIONAL INFORMATION

2.	The following statement is included under the heading, Financial Statements: “The reorganization of the Predecessor Fund is not expected to result in a material change in the Predecessor Fund’s investment portfolio, and therefore a modified schedule of investments has not been provided.” The Staff notes that a modified schedule of investments appears to have been included. As a result, please revise the sentence accordingly.

Response: The Trust responds by removing the referenced sentence.

EXHIBITS

3.	The Consent of the independent registered public accounting firm will need to be corrected and reissued. In particular, the consent references “Form N-CSR,” which is not used by private funds.

Response: A corrected consent will be included as an exhibit to the Funds’ 485BPOS filing.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino
General Counsel
Tidal Investments LLC

Exhibit A

INTECH S&P LARGE CAP DIVERSIFIED ALPHA ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.25%
Distribution and Service (12b-1) Fees	None
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.25%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Estimated for the current fiscal year.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$26	$80

INTECH S&P SMALL-MID CAP DIVERSIFIED ALPHA ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.35%
Distribution and Service (12b-1) Fees	None
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.35%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Estimated for the fiscal current year.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$36	$113

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